SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934(1)

                     China Shen Zhou Mining & Resources, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)

                                    16942H109
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                                 (CUSIP Number)

                            David E. Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 8, 2009
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP NO. 16942H109                 SCHEDULE 13D           PAGE 2 OF 8 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BEST TONE HOLDINGS LIMITED
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            OO
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
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                         7      SOLE VOTING POWER

                                2,465,537*
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    None
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     2,465,537*
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                None
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            See Row 7 above.
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.99%*
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    14      TYPE OF REPORTING PERSON*

            CO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

* See Items 5 and 6 below.


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CUSIP NO. 16942H109                 SCHEDULE 13D           PAGE 3 OF 8 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CHINA MINING RESOURCES GROUP LIMITED
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            OO
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
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                         7      SOLE VOTING POWER

                                2,465,537*
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    None
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     2,465,537*
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                None
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            See Row 7 above.
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.99%*
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    14      TYPE OF REPORTING PERSON*

            CO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

* See Items 5 and 6 below.

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CUSIP NO. 16942H109                 SCHEDULE 13D           PAGE 4 OF 8 PAGES
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Item 1.       Security and Issuer.

       This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the "Shares"), of China Shen Zhou Mining & Resources Inc. (the "Issuer"), a Nevada corporation, issuable to Best Tone Holdings Limited upon conversion of the 6.75% Senior Convertible Notes due 2012 of the Issuer (the "Notes"). The principal executive offices of the Issuer are located at No. 166 Fushi Road, Zeyang Tower, Suite 305, Shijingshan District, Beijing, China 100043, People's Republic of China.


Item 2.       Identity and Background.

         (a) This statement is filed by:

                  (i) Best Tone Holdings Limited, a company incorporated in British Virgin Islands with limited liability ("Sub"). Sub is principally engaged in investment holding.

                  (ii) China Mining Resources Group Limited, a company incorporated in Bermuda with limited liability ("Parent"). Parent is principally engaged in mining operations.

                  The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

         (b) (i) The principal business address of Parent is Room 1306, 13/F, Bank of America Tower, 12 Harcourt Road, Admiralty, Hong Kong, People's Republic of China.

             (ii) The principal business address of Sub is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

         (c) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding.

         (d) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (e) Sub is a company incorporated in British Virgin Islands with limited liability. Parent is a company incorporated in Bermuda with limited liability.

Item 3.       Source and Amount of Funds or Other Consideration.

       The Notes were purchased by Sub in a privately negotiated transaction on April 8, 2009 for an aggregate purchase price of $7,000,000, pursuant to an Amended and Restated Trade Confirmation (the "Trade Confirmation"), dated April 8, 2009, between the Reporting Persons and Citadel Equity Fund, Ltd. ("Citadel"). The purchase price of $7,000,000 consisted of

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CUSIP NO. 16942H109                 SCHEDULE 13D           PAGE 5 OF 8 PAGES
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$3,500,000 in cash from its general working capital and $3,500,000 in
104,132,000 newly issued ordinary shares of Parent.

Item 4.       Purpose of Transaction.

       The Reporting Persons acquired the Notes (and thereby a beneficial interest in the Shares) because they believed that the purchase represented an opportunity for the Reporting Persons to acquire an interest in the capital of the Issuer at an attractive price relative to the value of the underlying mining assets of the Issuer and its subsidiaries, and might provide the Reporting Persons an opportunity to acquire a substantial equity interest in the Issuer, assets of the Issuer or the Issuer itself. The Notes give the Reporting Persons a significant stake in the capital of the Issuer, which could be converted into another form of interest were there to be a restructuring of the Issuer's capital.

       As described in Item 6 below, the Issuer and the Pledgors (defined below) are currently in default under the Notes and the Indenture (defined below), entitling the holders of the Notes to, inter alia, (i) request that the trustee under the Indenture formally notify the Issuer of such default or to give such notice to the Issuer themselves (which default would become an "Event of Default" under the Indenture upon 14 days written notice to the Issuer), and
(ii) upon an Event of Default, accelerate the obligations under the Notes. Therefore, as a result of the default and the acquisition of the Notes, the Reporting Persons may also be deemed to be the beneficial owners of the Pledged Shares (defined below). As of the date of the filing, the Reporting Persons have formally notified the Issuer of such default.

      The Reporting Persons have had (and are likely to continue to have) discussions with the Pledgors, the Issuer, management, the Board of Directors and/or others, which discussions will likely result in proposals by the Reporting Persons with respect to one or more of the actions described in paragraphs (a) to (j) of Item 4 of Schedule 13D, including specifically but not limited to:

       (a) the disposition of the Reporting Persons' securities of the Issuer, including the Notes;

       (b) the collection of amounts owed to the Reporting Persons under the Notes and/or the exercise of rights with respect to the pledge of the Pledged Shares;

       (c) acquisition of some or all of the Pledged Shares from the Pledgors;

       (d) an extraordinary corporate transaction with the Issuer, such as a merger, reorganization or liquidation;

       (e) the delisting of the Shares; and/or

       (f) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries.

       The Reporting Person intends to review on a continuing basis the investments it has in the Issuer, any plans proposed by the Issuer with respect to repayment of the Notes and all remedies and alternatives that the Reporting Person has with respect to the Notes, the Pledged Shares and any Shares it may own. There is no assurance that the Reporting Person will take any such actions nor that the discussions described above will lead to any formal plans or proposals of types discussed.


Item 5.       Interest in Securities of the Company.

       (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 24,680,051 Shares outstanding, which is the total number of Shares outstanding as of November 10, 2008 as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 13, 2008 for the period ended September 30, 2008 and the Shares issuable upon the conversion of the Notes, subject to the limitation on conversion noted below.

       As of the close of business on April 8, 2009, the Reporting Person may be deemed to beneficially own 2,465,537 Shares constituting approximately 9.99% of the Shares outstanding. (1) (2)

       (b) Parent indirectly has and the Sub directly has sole voting and dispositive powers over the 2,465,537 Shares.

       (c) During the last sixty days, the Reporting Persons did not engage in any transactions in the Shares other than the purchase of the Notes as described in Item 3 above.

       (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

       (e) Not applicable.

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(1) The number and percentage of beneficially owned shares reported here does not include the Pledged Shares. If the Reporting Persons is deemed to beneficially own the Pledged Shares, they would have beneficial ownership of 16,787,000 Shares, equal to 75.6 percent of the Shares outstanding (the total number of Pledged Shares as a percent of the Shares outstanding, excluding the number of Shares issuable upon conversion of the Notes) and none of the Notes would be presently convertible. See also Item 6 below.

(2) The Reporting Persons beneficially own $28,000,000 in principal face amount of the Notes. The Notes would be convertible into 12,444,444 Common Shares (the "Note Shares") but for the limitation set forth in the remainder of this paragraph. The number of shares reported as beneficially owned by the Reporting Persons is equal to 2,465,537, or 9.99% of the issued and outstanding shares of the Common Shares, because pursuant to the Indenture, in no event is the Reporting Persons entitled to convert any portion of the Notes for any number of Note Shares that, upon giving effect to such conversion, would cause the aggregate number of Shares owned by the Reporting Persons and its affiliates to exceed 9.99% of the outstanding Common Shares immediately after giving effect to such conversion.

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CUSIP NO. 16942H109                 SCHEDULE 13D           PAGE 6 OF 8 PAGES
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Item 6.       Contracts, Arrangements, Understandings or Relationships with
              Respect to Securities of the Company.

       As described in Item 3, the Notes were purchased by the Reporting Persons in a privately negotiated transaction with Citadel on April 8, 2009 for an aggregate purchase price of $7,000,000, pursuant to the Trade Confirmation. An Assignment and Assumption Agreement was entered into between Citadel and Sub in connection with the purchase to assign and transfer all rights and interests of Citadel under the transaction documents executed in connection with Citadel's purchase of the Notes from the Issuer.

       At the time that the Indenture was entered into and the Notes were originally issued, Ms. Yu Xiao Jing and Mr. Xu Xue Ming (collectively, the "Pledgors") entered into a pledge agreement with The Bank of New York, as collateral agent (the "Pledge Agreement") pursuant to which they pledged, respectively 14,917,000 and 1,870,000 Common Shares of the Issuer (the "Pledged Shares"). The pledge of the Common Shares under the Pledge Agreement was as security for the obligations of the Issuer and the Pledgors under the Notes and the Indenture. The Indenture includes various affirmative and negative covenants, including a requirement that the Issuer achieve certain EBITDA targets by certain dates; if the Issuer fails to meet those EBITDA targets for two quarters, it constitutes a default under the Indenture.

       On August 14, 2008, the Issuer filed a Form 10-Q with the Securities and Exchange Commission that included reporting of EBITDA for the quarter ended June 30, 2008 that constituted the second quarterly failure to achieve the EBITDA targets mandated by the Indenture.

       As secured creditors with respect to the Pledged Shares, the Reporting Persons may be deemed to beneficially own the Common Shares pledged under the Pledge Agreement if the Issuer and/or the Pledgors are in default.

       The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 17, 2009, a copy of which is attached hereto as Exhibit 99.8.

       The foregoing description is a summary only and is qualified by reference to the Notes Purchase Agreement, the Indenture, the Pledge Agreement and the Trade Confirmation, copies of which are filed as Exhibits 99.1 to 99.8 to this
Schedule 13D and is incorporated herein by reference.

       Except as otherwise set forth in this Item 6 and in Item 7, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

         Item 7.       Material to be Filed as Exhibits.

       Exhibit 99.1: Notes Purchase Agreement, by and between China Shen Zhou Mining & Resources Inc. and Citadel Equity Fund Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on December 29, 2006)

       Exhibit 99.2: Indenture, by and between China Shen Zhou Mining & Resources Inc., as issuer, and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on December 29, 2006)

       Exhibit 99.3: Pledge Agreement, by and between Ms. Yu Xiao Jing and Mr. Xu Xue Ming, as pledgors, and The Bank of New York, as Collateral Agent

       Exhibit 99.4: First Supplemental Indenture, by and between China Shen Zhou Mining & Resources Inc., as issuer, and The Bank of New York, as trustee

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CUSIP NO. 16942H109                 SCHEDULE 13D           PAGE 7 OF 8 PAGES
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       Exhibit 99.5: Second Supplemental Indenture, by and between China Shen
Zhou Mining & Resources Inc., as issuer, and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on October 4, 2007)

       Exhibit 99.6: Amended and Restated Trade Confirmation, dated April 8, 2009, between China Mining Resources Limited and Citadel Equity Fund, Ltd.

       Exhibit 99.7: Assignment and Assumption Agreement, dated April 8, 2009, between Best Tone Holdings Limited and Citadel Equity Fund, Ltd.

       Exhibit 99.8: Joint Filing Agreement, dated April 17, 2009.











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CUSIP NO. 16942H109                 SCHEDULE 13D           PAGE 8 OF 8 PAGES
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                               SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 17, 2009



                                      BEST TONE HOLDINGS LIMITED



                                      By: /s/ Yeung Kwok Kuen
                                      --------------------------
                                      Name:  Yeung Kwok Kuen
                                      Title: Director


                                      CHINA MINING RESOURCES GROUP LIMITED



                                      By: /s/ Yeung Kwok Kuen
                                      --------------------------
                                      Name:  Yeung Kwok Kuen
                                      Title: Director